Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Tom Maher Managing Director Apache Energy Ltd Apache in Australia - Gas Driving Growth

Cautionary Statement Cautionary Statement

Cautionary Statement Cautionary Statement

Apache Corporation Overview 2010 Acquisition Update Devon Mariner BP (Permian / Canada / Egypt) Australia Region Development Projects Exploration Outline

Urgency, innovation & drive define culture Portfolio balance underpins our strategy (~50% Oil / ~50% Int'l) Exploration focus powers growth Growing pipeline of development projects + increased exploration program Exploitation strength remains key Proven history of unlocking value from acquired and existing assets Finding markets is as important as finding gas Fueling emerging markets via LNG Operating in international countries with growing energy needs Financial strength - foundation for growth Live within cash flow; Rate of return focus Financially Strong, Diversified, Positioned to Grow

A Growth Company for 55 Years A Growth Company for 55 Years Q2 2010 represents APA's 2Q production combined with Mariner, Devon and BP Pro Forma estimates Reserves are based on APA's 2009 proved reserves combined with Mariner, Devon and BP Pro Forma estimates 6

Portfolio Balance - Production Track Record of Building Value in International Regions 647 MBOE/D Q2 2010 Production Global production, Q2 2010 - 647,000 BOEPD (+10% YoY) Australia production, Q2 2010- 94,538 BOEPD (+254% YoY) 54% Liquids 56% International 56% International 56% International

Devon's complete exit from the shelf: Production: 19 MBOE/D (50% oil+liquids) P1 Reserves: 41 MMBOE (49% oil+liquids) Under-exploited, geologically complex properties 79 identified recompletion candidates 14 reactivations Impactive exploratory upside Excellent fit with APA properties & well-maintained infrastructure Closed June 9th for approximately $1.05 Bn Devon Property Acquisition

Mariner Merger

BP Transaction Strategic exit by BP creates expansion opportunity in 3 core Apache regions: Permian, Canada, Western Desert of Egypt Long-lived legacy properties with 12.7 year proved reserve life Quality assets provide drilling, optimization opportunities Extensive acreage and exploration portfolio Pipeline of development projects Large resource potential in new plays Plays to Apache history of adding value to underworked assets Expected Q3-Q4 2010 closings, subject to regulatory clearances Funded with a balanced and conservative financing plan

Financial Capacity Financial Capacity Devon GOM Cash $1.0 BP - Permian/Canada/Egypt Cash 0.9 APA Common/Preferred 3.5 Debt 2.0 6.4 Mariner - at closing APA Common 1.5 Commercial Paper .8 Assumed Debt 1.5 3.8 Total Financing $11.2 Debt:Cap Financing (in Billions) * Mariner data as of June 30, 2010; BP data reflects closed pref rights to date

Continued Portfolio Balance - w/Acquisitions 2Q Production w/ DVN+ME 647 MBOE/D GOM Shelf 15% GOM DW 1% Onshore 2% (CHART) Pro Forma w/ DVN, ME & BP 781 MBOE/D* GOM DW 2% Onshore 2% 54% Liquids 56% International 50% Liquids 48% International North Sea 9% North Sea 8% * Reflects pref rights closed to date

Diversified Growth Potential Canada Permian Central Gulf of Mexico Argentina Australia North Sea Egypt 2010 Growth Rate: 9% - 15% (Excluding BP Assets)

Exploration & Development Capital Spending - By Region Exploration & Development Capital Spending - By Region 14

Apache in Australia: Delivering Performance Total net investment: A$5 billion since 1992 500 employees and contractors 2010 payroll spend in Australia - A$45 million (gross) Varanus Island production exceeds 380 TJ per day (gross) - 35% of WA's domestic gas market Van Gogh and Pyrenees oil projects both started producing in 2010 and now produce 135,000 boepd 20% of Australia's total oil production (CHART) 15

Leading Australia Oil Producers - Apache #2 June 2010 5.5 5.2 8.5 2.4 Cumulative quarterly production '000 barrels oil MMBO

Leading Australia Domestic Gas Producers - Apache #6 Petajoules (PJ) Cum Prod. By Qtr. 42.7 39.4 31.8 23.5 21.3 20.2 June 2010

Safety Achievements Year to Date 2010 Safety Achievements Stena Clyde Drill Rig - 5 years LTI Free Ocean Legend Platform - 3 years LTI Free Stag Platform - LTI free period April 2006 until March 2010 Van Gogh - Zero reportable injuries / environmental incidents (> 150,000 man hours worked)

Key Australia Projects - Driving Future Growth Key Australia Projects - Driving Future Growth Reindeer Devil Creek Gas Plant Varanus Island Hub Halyard Van Gogh FPSO Pyrenees FPSO Coniston Julimar- Brunello 19 Gas Project Oil Project Macedon

Van Gogh Project Apache's first FPSO development Ningaloo Vision on location 3 January 2010 9 dual lateral oil production wells, 1 single lateral oil production well, 2 water injection wells, 1 gas re-injection well First oil 13 February - production average 52,000 bopd Total production to end June is 7.0 million barrels of oil Commitment to environmentally responsible operation 20

2011 DomGas Development Project 21 Initial production: 55 Tj/d Single subsea well tied back to Varanus Island but designed for future growth (Spar, Greater East Spar area) thru East Spar pipeline Utilizes existing John Brooks Platform Apache WI: 55.0% First Gas 2Q 2011 Halyard

Estimated gross reserves: 450 BCF Apache WI: 55.0% CP Mining GSA Construction >50% complete First gas 4Q 2011 154 BCF contract to supply 66 Tj/d 7 yr contract 3 yrs fixed, 4 yrs indexed 2011 DomGas Development Projects 22 Devil Creek (Reindeer)

2013 DomGas Development Project 2013 DomGas Development Project Macedon BHP Biliton, Operator APA WI: 28.57% 4 subsea producers Water depth 190 m 90 km 20-inch wet gas P/L to shore 220 Tj/d onshore gas plant processing plant 67 km 20" sales gas P/L to DBNGP First Gas 2013

Future: Julimar Development Project

- 16 Apache-operated exploration and appraisal wells
  - Very high success rate: Seismic Inversion Gas Indicators
- Reserves:
  - P50 2.1 Trillion cubic feet gas
  - 18 Million barrels oil
- Julimar and Brunello Fields will be tied back to Wheatstone Platform
  - 17 subsea wells
  - 3 main production manifolds
  - Twin 18 inch production lines
  - Approx 50km to Wheatstone Platform
- Julimar and Brunello Gas will be processed at the Wheatstone LNG Trains at Ashburton North
  - LNG to North Asian customers
  - Condensate, domestic gas facilities

FIELD LOCATIONS


GUSTAVO
BRUNELLO
WA-350-P (2)
JULIMAR



SEISMIC DISPLAY


WHEATSTONE PLATFORM
BRUNELLO MANIFOLD
JULIMAR MANIFOLDS

SUBSEA DEVELOPMENT SCHEMATIC

24

Australia's Project Pipeline Julimar Halyard Van Gogh Pyrenees Macedon Reindeer Coniston Progress of projects Start FEED Project Completion 1st Oil or Gas FID Oil Gas 25

Australia: 2010 Drilling Program BALTHAZAR-1 JULIMAR SW-1/2 CHUTNEY-1 SPAR-2 CRUSADER-1 BLACK PEARL-1 MACEDON DEV. x4 BATH-1 LAUREL-1 BARBERRY-1 STAG-34/35 BEAM-1 NON-OPERATED JACK-UP RIG FLOATER RIG In 2010 to-date and planned by year-end will have drilled: 19 operated wells in total, comprising 2 development (oil - Stag fields) 17 Exploration / Appraisal wells (10 drilled YTD) 9 oil Exploration / Appraisal (53%) 8 gas Exploration / Appraisal (47%) 8 wells left to drill (6 exploration / 2 development) 5 non-operated wells (All BHP, Black Pearl + Macedon Dev) LEGENDRE-S3 ZOLA-1 BALNAVES-3/-4 STAG-36/-37 EMERSONS-1 Note: Beam & Crusader may not reach TD before year end

Outreach in Action- Around Perth and WA Deputy Premier Hames and Professor Stanley at Child Health Research Institute Apache Perth signing ceremony Apache Exploration with Save the Children Kimberley Project Apache IT with Anglicare Winter Appeal Apache IT with Anglicare Winter Appeal Apache Operations with Police Legacy in Karratha

Apache Energy - Energy for the Future 28 On track for record Australia production and revenue in 2010 Pipeline of projects ensure future Australia growth Commitment to WA gas market via Varanus Island and Devil Creek gas plants, with Macedon on the horizon First Apache LNG project (Chevron-operated Wheatstone) due Final Investment Decision in 2011, provides significant future added value opportunities Successful exploration focus will continue Committed to Corporate Social Responsibility in WA Further information at http://www.apachecorp.com/